Exhibit 99.2

GORILLA TECHNOLOGY GROUP INC.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual
General Meeting of Shareholders to be held virtually on July 12, 2023 at 9:00 a.m. ET

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Proxy Statement and Form 6-K are available at http://viewproxy.com/gorillatech/2023

If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before July 3, 2023 to facilitate timely delivery.

Important information regarding the Internet availability of the Company’s proxy materials, instructions for accessing your proxy materials and voting online and instructions for requesting paper or e-mail copies of your proxy materials are provided on the reverse side of this Notice.

SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE VIRTUAL ANNUAL MEETING.

To the Shareholders of Gorilla Technology Group Inc.

The 2023 Annual General Meeting of Shareholders of Gorilla Technology Group Inc. will be held virtually on July 12, 2023 at 9:00 a.m. ET. As a Registered Holder, you may vote your shares at the Annual General Meeting of Shareholders by first registering at http://viewproxy.com/gorillatech/2023/htype.asp and then using your Virtual Control Number below. Your registration must be received by 11:59 PM ET on July 10, 2023. On the day of the Annual General Meeting of Shareholders, if you have properly registered, you will log in using the password you received via email in your registration confirmation and follow instructions to vote your shares. Please have your Virtual Control Number with you during the meeting in order to vote. Further instructions on how to attend and vote at the Annual General Meeting of Shareholders are contained in the Proxy Statement in the section titled “How can I attend and vote at the AGM?”

Voting Items

1.	To resolve as an ordinary resolution to approve and adopt the Gorilla Technology Group Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”).

2.	To resolve as an ordinary resolution to approve the re-appointment of PricewaterhouseCoopers Taiwan (“PwC Taiwan”) as the Company’s independent registered auditor for the year ending December 31, 2023, and to authorize the Board to fix such auditor’s annual compensation.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” PROPOSALS 1 AND 2.

The Securities and Exchange Commission rules permit us to make our proxy materials available to our shareholders via the Internet.

Material for this annual meeting and future meetings may be requested by one of the following methods:

By logging on to http://viewproxy.com/gorillatech/2023 Have the 11 digit control number available when you access the website and follow the instructions.
1 (866) 804-9616 TOLL FREE

By e-mail at: requests@viewproxy.com

*   If requesting material by e-mail, please send a blank e-mail with the company name and your 11-digit control number (located below) in the subject line. No other requests, instructions, or other inquiries should be included with your e-mail requesting material.

You must use the 11-digit control number located in the box below.

GORILLA TECHNOLOGY GROUP INC.

Meridien House

42 Upper Berkeley Street Marble Arch

London W1H 5QJ

United Kingdom

The following proxy materials are available to you to review at:

http://viewproxy.com/gorillatech/2023

Notice and Proxy Statement

Form 6-K

ACCESSING YOUR PROXY MATERIALS ONLINE

Have this notice available when you request a paper copy of the proxy materials or to vote your proxy electronically.

You must reference your control number to vote by Internet or request a hard copy.

You may vote your proxy when you view the material on the Internet.

You will be asked to follow the prompts to vote your shares.

Your electronic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned the proxy card.

INTERNET AND TELEPHONE VOTING IS AVAILABLE
THROUGH 11:59 P.M. ET ON JULY 11, 2023.

REQUESTING A PAPER COPY OF THE PROXY MATERIALS

By telephone please call 1 (866) 804-9616 toll free

or

By logging onto http://viewproxy.com/gorillatech/2023

or

By email at: requests@viewproxy.com

Please include the company name and your control number in the subject line.